SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                    COMSTOCK HOMEBUILDING COMPANIES, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 205684 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)



                              DECEMBER 17, 2004
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                                Page 1 of 5 pages

                                  SCHEDULE 13G

----------------------------                       -----------------------------
CUSIP No. 205684 10 3                                      Page 2 of 5 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON

       Lawrence E. Golub

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
  1
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (A) |_|
                                                             (B) |_|
  2
--------------------------------------------------------------------------------
       SEC USE ONLY

  3
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
  4
--------------------------------------------------------------------------------
                                 SOLE VOTING POWER

                                 1,100,500
                            5
                           -----------------------------------------------------
        NUMBER OF                SHARED VOTING POWER
          SHARES
       BENEFICIALLY              0
         OWNED BY           6
           EACH            -----------------------------------------------------
        REPORTING                SOLE DISPOSITIVE POWER
          PERSON
           WITH                  1,100,500
                            7
                           -----------------------------------------------------
                                 SHARED DISPOSITIVE POWER

                                 0
                            8
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,100,500 (1)
  9
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

  10
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       13.3%
  11
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON*

       IN
  12
--------------------------------------------------------------------------------
(1) The Reporting Person disclaims beneficial ownership of 366,833 shares of Class A common stock held by The Lawrence E. Golub Grantor Retained Annuity Trust and 550,250 shares of Class A common stock held by Bragol 2004 Taxable Trust and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).      NAME OF ISSUER:

                Comstock Homebuilding Companies, Inc.

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                11465 Sunset Hills Road, Suite 510
                Reston, Virginia  20190

ITEM 2(A).      NAME OF PERSON FILING:

                Lawrence E. Golub ("Reporting Person")

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                551 Madison Avenue, 6th Floor
                New York, NY 10022

ITEM 2(C).      CITIZENSHIP:

                United States

ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                Class A Common Stock, par value $0.01 per share

ITEM 2(E).      CUSIP NUMBER:

                205684 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                Not applicable

ITEM 4.         OWNERSHIP:

                (a) AMOUNT BENEFICIALLY OWNED:

                    1,100,500 (2)

                (b) PERCENT OF CLASS:

                    13.3%

                                Page 3 of 5 pages

(2) The Reporting Person disclaims beneficial ownership of 366,833 shares of Class A common stock held by The Lawrence E. Golub Grantor Retained Annuity Trust and 550,250 shares of Class A common stock held by Bragol 2004 Taxable Trust and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

               (c) NUMBER OF SHARES AS TO WHICH THE REPORTING PERSON HAS:

                   (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         1,100,500

                   (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         0

                   (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                         1,100,500

                   (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                         0

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not applicable.

ITEM 10.        CERTIFICATIONS:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 4 of 5 pages

                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           Date:  February 14, 2005

                                           /s/ Lawrence E. Golub
                                           --------------------------------
                                           Lawrence E. Golub